Exhibit 99.1

Handy & Harman Ltd.
1133 Westchester Avenue, Suite N222
White Plains, New York 10604

February 5, 2016

Independent Members of the Board of Directors
SL Industries, Inc.
520 Fellowship Road
Suite A-114
Mount Laurel, New Jersey 08054

Gentlemen:

Handy & Harman Ltd. (“H&H”), a publicly-traded NASDAQ company and an affiliate of Steel Partners Holdings L.P. (“Steel”), hereby formally proposes to acquire all the outstanding shares of common stock of SL Industries, Inc. (“SLI” or the “Company”), through an appropriate acquisition entity, for an all-cash purchase price of $35.50 per share (subject to limited confirmatory due diligence) (the “Transaction”).  Our proposed purchase price, which reflects the materially changed circumstances at the Company since our initial proposal in June 2015, represents a premium of approximately 13.9% over the 30-day VWAP of the SLI shares and approximately 24.6% over their most recent closing price.  Additionally, our revised proposal contemplates that SLI stockholders would receive all cash for their shares and is not subject to a financing condition, thus enabling stockholders to realize immediate and certain value for their shares.

Based on Steel’s status as a significant stockholder of the Company for over 20 years with representatives on its Board and a well-founded appreciation of its business and operations, we firmly believe the Transaction is in the best interests of SLI’s stockholders.  In addition to providing the stockholders of the Company with full and fair value for their equity, we believe the Transaction would far better position SLI for future growth and success as part of the H&H family of companies.

We propose that the Transaction be accomplished through a negotiated merger agreement, a draft of which is included with this letter.  Our proposed merger agreement provides for a customary fiduciary out, but without a “go shop” given the Company’s knowledge of the market, and contains other customary terms and conditions for a transaction of this type and size.  We are prepared to commence discussions immediately, with the goal of executing the merger agreement by no later than March 1, 2016.  We are committed to allocating the requisite resources and are confident that we have the ability to consummate the Transaction expeditiously and with a high degree of certainty.

We look forward to meeting with the independent members of the Board of Directors and their legal and financial advisors as soon as possible to discuss all aspects of the Transaction.  This letter is not intended to create a legally binding obligation, and no such obligation will exist unless and until a definitive transaction agreement is executed.

Very truly yours,

HANDY & HARMAN LTD.

By: /s/ Warren G. Lichtenstein
Name: Warren G. Lichtenstein
Title: Chairman of the Board